FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

ASX Announcement

Melbourne, 28 March, 2007

National Australia Bank update on redemption of Exchangeable Capital Units (“ExCap securities”)

Following from the announcement of 16 February, 2007, National Australia Bank confirms that approximately 99.4% of the ExCap securities had already been converted into ordinary National Australia Bank Limited shares prior to the mandatory redemption date (26 March 2007).

As at 26 March 2007 (NY time) the remaining 229,371 ExCap securities were redeemed at the rate of US$25.4648 per ExCap security, being a total of US$5,840,886.64.

For further information:

Felicity Glennie-Holmes	Hany Messieh
Senior Manager, External Relations	Head of Investor Relations
T 03 8641 3627 M 0412 673 038	T 03 8641 2312 M 0414 446 876

or visit www.nabgroup.com

This statement does not constitute an offer of any securities for sale.  The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ASX Announcement	Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia www.nabgroup.com ABN 12 004 044 937 Thursday 5 April 2007

National Australia Bank appoints Group Executive General Manager Development and New Business

National Australia Bank Group Chief Executive Officer, John Stewart, today announced the appointment of Mark Joiner to the new role of Group Executive General Manager Development and New Business.

Mr Joiner will report to John Stewart as part of the National Bank’s Group Executive Committee. The areas of group development and group strategic investments will report to Mr Joiner.

“Mark has experience in identifying and developing new business opportunities.

“Following the appointment of the former EGM Group Development, Cameron Clyne as Chief Executive Officer Bank of New Zealand it is important to focus on developing new opportunities.

“Mark will continue the work commenced by Cameron and build on the Group’s portfolio of businesses,” Mr Stewart said.

Mark Joiner was previously chief financial officer and head of strategy and mergers and acquisitions for Citigroup’s Global Wealth Management business.

He joined National Australia Bank last year as part of the Australian Executive Committee as Executive General Manager Office of the Chief Executive Officer Australia.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

ASX Announcement	National Australia Bank Limited ABN 12 004 044 937 500 Bourke Street, Melbourne VIC 3000 Australia Telephone: 613-8641-3500 Tuesday 24 April 2007

National Australia Bank 1H07 reporting template

National Australia Bank today released its proposed format of certain disclosures for the 31 March 2007 results announcement.

The following is a summary of the main changes to the disclosures made at the 30 September 2006 results announcement:

•                  The Divisional Performance Summary and Divisional Cash Earnings pages will disclose cash earnings on a pre and post IoRE (ie Investment earnings on shareholders’ retained profits and capital from life businesses net of capital funding costs) basis (refer pages 1 - 3).

•                  Australia region cash earnings disclosures have been expanded to disclose cash earnings on a pre and post IoRE basis (refer page 4).

•                  Wealth Management Australia disclosures have been expanded to provide additional information for the Investments and Insurance businesses (refer pages 6 - 8).

•                  UK region net interest spreads have been restated to reflect a change to the treatment of intracompany liabilities.  There has been no impact to Group net interest spreads (refer page 9).

•                  New Zealand region cash earnings disclosures have been expanded to disclose cash earnings on a pre and post IoRE basis (refer page 11).

•                  Note 3 “Gains less losses on financial instruments at fair value” disclosures have been expanded to provide greater granularity.  Assets and liabilities designated at fair value and the derivatives matched against these assets and liabilities, plus the impact of hedge ineffectiveness of designated hedging relationships,have been disclosed (refer page 16).

•                  “Net tangible assets per ordinary share” have been restated to reflect the full impact of all intangibles and to exclude all non ordinary share equity items (refer page 16).  This will be disclosed as a new note 7 in the 31 March 2007 results announcement.  Updated calculations are available on www.nabgroup.com.

•                  Sources of operating profit have been disclosed for Australia.  This will appear as supplementary note 10 in the 31 March 2007 results announcement (refer page 17).

The 31 March 2007 results announcement will be made on Thursday 10 May 2007.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Divisonal Performance Summary

DIVISONAL PERFORMANCE SUMMARY

	Half Year to			Fav / (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Cash earnings (1)
Australian Banking		1,139	990
Wealth Management Australia		163	145
Asia Banking & Wealth Management		(4)	18
Australia Region		1,298	1,153
UK Region		323	257
New Zealand Region		208	165
nabCapital		332	286
Other (incl. Group Funding & Corporate Centre)		63	64
Cash earnings before distributions and IoRE (2)		2,224	1,925
Distributions		(127)	(127)
Cash earnings before IoRE		2,097	1,798
IoRE (after tax)		30	42
Cash earnings		2,127	1,840
Cash earnings from disposed operations		(117)	(52)
Cash earnings - ongoing operations		2,010	1,788
Reconciliation to net profit
Cash earnings		2,127	1,840
Adjusted for non cash earnings items:
Significant items after tax		15	270
Net profit attributable to minority interest		490	259
Distributions		127	127
Treasury shares after tax		(22)	(104)
IoRE discount rate variation after tax		(6)	—
Impairment of goodwill		5	(5)
Revaluation gains / (losses) on exchangeable capital units after tax		22	(134)
Net profit on sale of controlled entities		108	—
Fair value gain on economic hedge of the proceeds on sale of controlled entities		22	—
Net profit		2,888	2,253
Net profit attributable to minority interest		(490)	(259)
Net profit attributable to members of the Company		2,398	1,994
Distributions		(127)	(127)
Earnings attributable to ordinary shareholders		2,271	1,867

(1)  Cash earnings is a performance measure used by the management of the Group.

(2)  IoRE represents investment earnings on shareholders’ retained profits and capital from life businesses net of capital funding costs.

Financial Review: Divisonal Performance Summary

DIVISONAL CASH EARNINGS

	Australia region			UK	NZ	nabCapital	Other(1)	Eliminations	Total	Disposed	Total
Half year ended 30 September 2006	Banking $m	WM $m	Asia $m	Region $m	Region $m	$m	$m	$m	Group $m	Operations(4) $m	Ongoing $m
Net interest income	2,490	14	13	957	374	503	143	—	4,494	33	4,527
Net life insurance income including IoRE (2)	—	559	4	—	5	—	—	—	568	(4)	564
Other operating income	1,007	339	1	558	250	285	124	(85)	2,479	(246)	2,233
Net operating income	3,497	912	18	1,515	629	788	267	(85)	7,541	(217)	7,324
Operating expenses (3)	(1,709)	(315)	(20)	(902)	(289)	(399)	(165)	85	(3,714)	48	(3,666)
Underlying profit	1,788	597	(2)	613	340	389	102	—	3,827	(169)	3,658
Charge to provide for doubtful debts	(164)	—	—	(156)	(24)	7	1	—	(336)	1	(335)
Cash earnings before tax	1,624	597	(2)	457	316	396	103	—	3,491	(168)	3,323
Income tax expense	(485)	83	—	(134)	(107)	(64)	(40)	—	(747)	51	(696)
Cash earnings before distributions and minority interest	1,139	680	(2)	323	209	332	63	—	2,744	(117)	2,627
Net profit - minority interest	—	(490)	—	—	—	—	—	—	(490)	—	(490)
Distributions								(127)	(127)	—	(127)
Cash earnings	1,139	190	(2)	323	209	332	63	(127)	2,127	(117)	2,010

IoRE (after tax)	—	(27)	(2)	—	(1)	—	—	—	(30)	2	(28)
Cash earnings before IoRE	1,139	163	(4)	323	208	332	63	(127)	2,097	(115)	1,982

(1)  Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

(4)  Operating expenses for disposed operations reflect a cessation of depreciation charges for Custom Fleet for the four months from 1 April 2006 until settlement when this asset was classified as “held for sale”. The depreciation for this period would have been $100 million if the assets had continued to be depreciated.

Financial Review: Divisonal Cash Earnings

	Australia Region			UK	NZ	nabCapital	Other(1)	Eliminations	Total	Disposed	Total
Half Year Ended 31 March 2006	Banking $m	WM $m	Asia $m	Region $m	Region $m	$m	$m	$m	Group $m	Operations $m	Ongoing $m
Net interest income	2,315	(6)	13	883	401	434	152	—	4,192	49	4,241
Net life insurance income including IoRE (2)	—	952	33	—	8	—	—	—	993	(33)	960
Other operating income	1,082	310	11	590	232	294	70	(87)	2,502	(379)	2,123
Net operating income	3,397	1,256	57	1,473	641	728	222	(87)	7,687	(363)	7,324
Operating expenses (3)	(1,875)	(296)	(29)	(954)	(372)	(366)	(128)	87	(3,933)	299	(3,634)
Underlying profit	1,522	960	28	519	269	362	94	—	3,754	(64)	3,690
Charge to provide for doubtful debts	(115)	—	1	(152)	(22)	17	1	—	(270)	—	(270)
Cash earnings before tax	1,407	960	29	367	247	379	95	—	3,484	(64)	3,420
Income tax expense	(417)	(527)	—	(110)	(80)	(93)	(31)	—	(1,258)	12	(1,246)
Cash earnings before distributions and minority interest	990	433	29	257	167	286	64	—	2,226	(52)	2,174
Net profit - minority interest	—	(259)	—	—	—	—	—	—	(259)	—	(259)
Distributions								(127)	(127)	—	(127)
Cash earnings	990	174	29	257	167	286	64	(127)	1,840	(52)	1,788

IoRE (after tax)	—	(29)	(11)	—	(2)	—	—	—	(42)	11	(31)
Cash earnings before IoRE	990	145	18	257	165	286	64	(127)	1,798	(41)	1,757

(1)  Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Management Discussion & Analysis - Australia Region

AUSTRALIA REGION

Summary - ongoing operations

	Half Year to			Fav / (Unfav) Change on
Cash earnings	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Australian Banking		1,071	974
Wealth Management Australia before IoRE		163	145
Asia before IoRE		(6)	1
Cash earnings before IoRE		1,228	1,120
IoRE (after tax)		27	29
Cash earnings		1,255	1,149

Australian Banking

Performance Summary - ongoing operations

	Half Year to			Fav / (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Net interest income		2,509	2,344
Other operating income		864	867
Total income		3,373	3,211
Operating expenses		(1,682)	(1,712)
Underlying profit		1,691	1,499
Charge to provide for doubtful debts		(164)	(115)
Cash earnings before tax		1,527	1,384
Income tax expense		(456)	(410)
Cash earnings		1,071	974

Managment Discussion and Analysis - Australia Region

Key Performance Measures - ongoing operations

	Half Year to			Fav / (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Performance & profitability
Return on average assets (annualised)		1.01%	1.00%
Cost to income ratio		49.4%	52.9%
Cash earnings per average FTE (annualised) ($’000)		117	108
Net interest income
Net interest margin		2.39%	2.42%
Net interest spread		2.30%	2.36%
Average balance sheet ($bn)
Gross loans and acceptances		208.9	194.5
Interest-earning assets		208.9	194.3
Retail deposits		85.9	82.0

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTE)		18,286	18,132
Asset quality
Gross impaired assets ($m)		549	430
Gross loans and acceptances ($bn)		213.9	198.9
Gross impaired assets to gross loans and acceptances		0.26%	0.22%
Specific provision to gross impaired assets		14.0%	25.0%

Market share (%) (1)
Housing		13.80	14.08
Business (including nabCapital)		18.96	18.74
Other personal		15.23	15.52
Retail deposits (Personal & Business)		13.94	14.23

(1)  Source: Reserve Bank of Australia (September 2006 data).

Managment Discussion and Analysis - Australia Region

Wealth Management Australia

Performace Summary

	Half Year to			Fav / (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Investments		88	80
Insurance		75	65
Profit from operations (after tax)		163	145
IoRE (after tax) (1) (2)		27	29
Cash earnings (2)		190	174

(1)  IoRE represents investment earnings on shareholders’ retained profits and capital from life insurance businesses net of capital funding costs.

(2)  The impact of changes in the discount rate on policyholder liabilties has been excluded from cash earnings.

Key Performance Measures

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTEs)		3,952	3,995
Financial advisers (No.)
Bank channels		484	476
Aligned channels		822	821

Investments Performance Summary

	Half Year to			Fav / (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Gross income		574	547
Volume related expenses		(193)	(196)
Net income		381	351
Operating expenses		(275)	(245)
Profit before tax		106	106
Income tax expense		(18)	(26)
Profit from operations (after tax)		88	80

Investments Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Average funds under management ($bn) (1)		92.3	87.3
Cost to average funds under management (bps) (1)		60	56

(1)  Includes funds under management & administration.

	Market	As at
Market share - Australia %	Position (Rank)	31 Dec 06	30 June 06	31 Dec 05
Retail Funds (Ex Cash)		12.4%	12.8%
Total Master Funds (Platforms)		15.3%	16.2%
Total Wholesale Funds		6.1%	6.5%

Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report.

Managment Discussion and Analysis - Australia Region

Funds under management and administration	Opening balance $m	Inflows $m	Outflows $m	Investment earnings $m	Other (1) $m	Closing balance $m
Half Year ended 31 March 2007
Master Funds (Platforms)	57,757
Other Retail	5,942
Total Retails Funds (Ex Cash)	63,699
Wholesale	22,259
Cash Management	3,868
Trustee	4,227
Total	94,053

Half year ended 30 September 2006
Master Funds (Platforms)	54,870	6,369	(3,935)	1,399	(946)	57,757
Other Retail	6,250	83	(388)	69	(72)	5,942
Total Retails Funds (Ex Cash)	61,120	6,452	(4,323)	1,468	(1,018)	63,699
Wholesale	21,353	2,163	(1,484)	227	—	22,259
Cash Management	3,725	7,123	(7,039)	97	(38)	3,868
Trustee	4,344	—	(117)	—	—	4,227
Total	90,542	15,738	(12,963)	1,792	(1,056)	94,053

Half year ended 31 March 2006
Master Funds (Platforms)	49,417	4,359	(3,690)	5,256	(472)	54,870
Other Retail	6,701	70	(454)	488	(555)	6,250
Total Retails Funds (Ex Cash)	56,118	4,429	(4,144)	5,744	(1,027)	61,120
Wholesale	19,416	1,404	(1,811)	2,344	—	21,353
Cash Management	3,948	5,752	(6,029)	90	(36)	3,725
Trustee	4,673	—	(329)	—	—	4,344
Total	84,155	11,585	(12,313)	8,178	(1,063)	90,542

(1) Other includes trust distributions and flows due to the sale/purchase of businesses.

Managment Discussion and Analysis - Australia Region

Insurance Performance Summary

	Half Year to			Fav / (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Gross income		412	378
Volume related expenses		(213)	(186)
Net income		199	192
Operating expenses		(100)	(100)
Profit before tax		99	92
Income tax expense		(24)	(27)
Profit from operations (after tax)		75	65

Insurance Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Average annual inforce premiums (Group & Retail) ($m)		685.4	648.3
Cost to average annual inforce premiums (%)		29	31

	Market	As at
Market share - Australia %	Position (Rank)	31 Dec 06	30 June 06	31 Dec 05
Retail risk insurance inforce			15.0%	14.9%
New retail risk annual premiums			12.4%	11.7%

Source: DEXX&R Life Analysis. Retail risk insurance includes term, trauma and disability insurance.

Annual Inforce Premiums	Opening balance $m	Sales/New business $m	Lapses & other movements $m	Closing balance $m
Half year ended 31 March 2007
Retail	568.0
Group Risk	139.6
Total	707.6

Half year ended 30 September 2006
Retail	537.1	50.3	(19.4)	568.0
Group Risk	126.1	36.5	(23.0)	139.6
Total	663.2	86.8	(42.4)	707.6

Half year ended 31 March 2006
Retail	508.1	44.3	(15.3)	537.1
Group Risk	125.3	12.6	(11.8)	126.1
Total	633.4	56.9	(27.1)	663.2

Managment Discussion and Analysis - UK Region

UK REGION

Performance Summary - ongoing operations

	Half Year to			Fav / (Unfav) Change on
Australian dollars	Mar 07 $m	Sep 06 $m	Mar 06 $m	Sep 06%	Mar 06%
Net interest income		963	889
Other operating income		506	516
Total income		1,469	1,405
Operating expenses		(889)	(893)
Underlying profit		580	512
Charge to provide for doubtful debts		(155)	(152)
Cash earnings before tax		425	360
Income tax expense		(124)	(108)
Cash earnings		301	252

Pounds sterling	£m	£m	£m	%	%
Net interest income		392	377
Other operating income		205	219
Total income		597	596
Operating expenses		(360)	(379)
Underlying profit		237	217
Charge to provide for doubtful debts		(63)	(65)
Cash earnings before tax		174	152
Income tax expense		(51)	(46)
Cash earnings		123	106

Managment Discussion and Analysis - UK Region

Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	Mar 07	Sep 06	Mar 06	Sep 06%	Mar 06%
Performance & profitability
Return on average assets (annualised)		0.95%	0.92%
Cost to income ratio		59.5%	62.7%
Cash earnings per average FTE (annualised) (£’000)		27	23
Net interest income
Net interest margin		3.41%	3.68%
Net interest spread (1)		3.17%	3.44%
Average balance sheet (£bn)
Gross loans and acceptances		21.7	19.5
Interest-earning assets		22.9	20.6
Retail deposits		13.5	12.4

(1) The September 2006 and March 2006 half year net interest spreads have been restated upwards by 19 basis points and 40 basis points respectively to reflect a change to the treatment of intracompany liabilities. There has been no impact to Group net interest spreads. The impact for the September 2006 full year was a restatement upwards by 30 basis points to 3.30%.

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTE)		8,822	9,094
Asset quality
Gross impaired assets (£m)		68	57
Gross loans and acceptances (£bn)		23.1	21.1
Gross impaired assets to gross loans and acceptances		0.29%	0.27%
Specific provision to gross impaired assets		15.0%	20.7%
Financial advisers (no.)		166	166
Funds under management (£m)		1,260	1,184

Managment Discussion and Analysis - New Zealand Region

NEW ZEALAND REGION

Summary - ongoing operations

				Fav / (Unfav)
	Half Year to			Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
Australian dollars	$m	$m	$m	%	%
New Zealand Region before IoRE		185	162
IoRE (after tax)		1	2
Cash earnings		186	164

Performance Summary - ongoing operations

				Fav / (Unfav)
	Half Year to			Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
Australian dollars	$m	$m	$m	%	%
Net interest income		382	415
Other operating income		214	162
Total income		596	577
Operating expenses		(290)	(313)
Underlying profit		306	264
Charge to provide for doubtful debts		(24)	(22)
Cash earnings before tax		282	242
Income tax expense		(96)	(78)
Cash earnings		186	164

New Zealand dollars	NZ$m	NZ$m	NZ$m	%	%
Net interest income		458	453
Other operating income		252	178
Total income		710	631
Operating expenses		(348)	(341)
Underlying profit		362	290
Charge to provide for doubtful debts		(28)	(25)
Cash earnings before tax		334	265
Income tax expense		(113)	(86)
Cash earnings		221	179

Managment Discussion and Analysis - New Zealand Region

Key Performance Measures - ongoing operations

				Fav / (Unfav)
	Half Year to			Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
				%	%
Performance & profitability
Return on average assets (annualised)		1.19%	1.02%
Cost to income ratio		49.0%	54.0%
Cash earnings per average FTE (annualised)		98	80
(NZ$’000)
Net interest income
Net interest margin		2.51%	2.64%
Net interest spread		2.14%	2.30%
Average balance sheet (NZ$bn)
Gross loans and acceptances		35.9	33.7
Interest-earning assets		36.5	34.4
Retail deposits		19.6	18.8

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Full-time equivalent employees (FTE)		4,505	4,510
Asset quality
Gross impaired assets (NZ$m)		58	70
Gross loans and acceptances (NZ$bn)		36.8	34.6
Gross impaired assets to gross loans and acceptances		0.16%	0.20%
Specific provision to gross impaired assets		36.1%	32.8%

Market share (%) (1)
Housing		16.3	16.2
Business (2)		26.0	26.0
Agribusiness		18.4	17.9
Cards		30.0	30.6
Retail deposits (personal & business)		17.9	18.0

(1)               Source: RBNZ - based on September 2006 data.

(2)               Source: TNS - based on March 2006 data.

Managment Discussion and Analysis - nabCapital

nabCapital

Performance Summary

			Fav / (Unfav)
	Half Year to		Change on
	Mar 07	Sep 06	Sep 06	Sep 06
	$m	$m		Ex FX (1)
			%	%
Net interest income		503
Other operating income		285
Total income		788
Operating expenses		(399)
Underlying profit		389
(Charge)/Write-back to provide for doubtful debts		7
Cash earnings before tax		396
Income tax expense		(64)
Cash earnings		332

			Fav / (Unfav)
	Half Year to		Change on
	Mar 07	Mar 06	Mar 06	Mar 06
	$m	$m		Ex FX (1)
			%	%
Net interest income		434
Other operating income		294
Total income		728
Operating expenses		(366)
Underlying profit		362
(Charge)/Write-back to provide for doubtful debts		17
Cash earnings before tax		379
Income tax expense		(93)
Cash earnings		286

(1)               Change expressed at constant exchange rates.

Managment Discussion and Analysis - nabCapital

Key Performance Measures

				Fav / (Unfav)
	Half Year to			Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
				%	%
Performance & profitability
Return on average Risk Weighted assets (annualised) (1)		1.14%	0.89%
Return on average assets (annualised)		0.43%	0.37%
Return on average external assets (annualised)		0.55%	0.49%
Cost to income ratio		50.6%	50.3%
Cash earnings per average FTE (annualised)		331	301
($’000)
Net interest income
Net interest margin		0.71%	0.64%
Average balance sheet ($bn)
Core lending (2)		38.4	37.2
Gross loans and acceptances (3)		41.7	41.7
Interest-earning assets - external		106.4	97.1
Interest-earning assets - internal (4)		34.3	38.5
Interest-earning assets - total		140.7	135.6

				Fav / (Unfav)
	As at			Change on
	31 Mar 07	30 Sep 06	31 Mar 06	Sep 06	Mar 06
				%	%
Spot Position ($bn)
Risk weighted assets (1)		58.1	58.8

Full-time equivalent employees (FTE)		2,075	1,944
Asset quality
Gross impaired assets ($m) (5)		289	331
Gross loans and acceptances ($bn)		41.7	41.1
Gross impaired assets to gross loans and acceptances		0.69%	0.81%
Specific provision to gross impaired assets (5)		20.9%	31.7%

(1)               Risk weighted Assets are calculated on an internal model rather than a standard model.

(2)               Core lending includes loans and advances at amortised cost and at fair value.

(3)               Gross loans and acceptances represents core lending and bill acceptances.

(4)               Internal interest-earning assets include short-term funding of the Group’s operations.

(5)               September 2006 asset quality metrics are impacted by a large project finance facility classified as an impaired asset in September 2004. Excluding this facility of $188m the level of impaired assets is $101m, with gross impaired assets to gross loans and acceptances 0.24% and specific provision to gross impaired assets 59.8%.

Managment Discussion and Analysis - Other

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

				Fav / (Unfav)
	Half Year to			Change on
	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
Cash earnings	$m	$m	$m	%	%
Group Funding		83	86
Corporate Centre		(20)	(22)
Other		63	64

Financial Report - Notes 3 & 7

3. INCOME

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Gains less losses on financial instruments at fair value
Trading securities		10	46
Trading derivatives
Trading purposes		147	181
Risk management purposes (1) (2)		20	(14)
Assets, liabilities and derivatives designated in hedge relationships (2)		88	(31)
Assets and liabilities designated at fair value (2)		1	28
Other		2	(7)
		268	203

(1)               These trading derivatives are used to match asset and liabilities designated at fair value.

(2)               The sum of these three line items represents the net fair value movement of assets and liabilities designated at fair value and the derivatives matched against these assets and liabilities plus the impact of hedge ineffectiveness of designated hedging relationships.

7. NET TANGIBLE ASSETS

	As at
	31 Mar 07	30 Sep 06	31 Mar 06

Net tangible assets per ordinary share ($)		11.35	10.41

Supplmentary Information - 10. Australia Sources of Operating Profit

10. AUSTRALIA SOURCES OF OPERATING PROFIT

				Fav / (Unfav)
	Half Year to			Change on
Sources of Operating Profit from Australian Life	Mar 07	Sep 06	Mar 06	Sep 06	Mar 06
Companies life insurance funds	$m	$m	$m	%	%
Life company - planned profit margins		111	106
Life company - experience profit		31	21
Capitalised losses		—	(3)
Life company operating margins (1)		142	124
IoRE (after tax) (2)		19	33
Net profit of life insurance funds after minority interest		161	157

(1)               Reflects operating profit of all business types (investment or insurance) written through life insurance funds.

(2)               Includes investment earnings on shareholders’ retained profits and capital from life businesses after minority interest (HY Sep06 $25m; HY Mar06 $33m) and IoRE discount rate variation (HY Sep06 ($6m); HY Mar06 $nil). IoRE attributable to non life insurance funds (HY Sep06 $2m; HY Mar06 ($4m)) is excluded.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 24 April 2007	Name: Brendan T Case
Title: Company Secretary